EXHIBIT 4.443
Confirmation
Date 5 August 2011
A.	On 29 January 2010, SIG Combibloc Ltd. (the “Company”) entered into:
a)	a supplemental indenture (the “Senior Subordinated Supplemental Indenture”) in respect of certain 9 1/2% senior subordinated notes due 2017 issued pursuant to an indenture dated 29 June 2007 (the “Senior Subordinated Notes Indenture”) between, among others, the Company, Beverage Packaging Holdings (Luxembourg) II S.A. as issuer (“BPII”) and The Bank of New York Mellon as trustee (“The Bank of New York Mellon”) (the “Senior Subordinated Notes”); and

b)	a supplemental indenture (the “Senior Supplemental Indenture”, and together with the Senior Subordinated Supplemental Indenture, the “Supplemental Indentures”) in respect of certain 8% senior notes due 2016 issued pursuant to an indenture dated 29 June 2007 (the “Senior Notes Indenture”, and together with the Senior Subordinated Notes Indenture, the “2007 Notes Indentures”) between, among others, the Company, BPII and The Bank of New York Mellon (the “Senior Notes”, and together with the Senior Subordinated Notes, the “2007 Notes”), pursuant to which the Company provided guarantees in respect of the 2007 Notes (the “2007 Notes Guarantees”).

B.	On 29 January 2010, the Company entered into an accession deed in respect of an intercreditor agreement, dated 11 May 2007, as subsequently amended and/or restated, between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG and The Bank of New York Mellon.

C.	The Company has realised direct and indirect benefits as a result of the issuance of the proceeds from the 2007 Notes and the provision of the 2007 Notes Guarantees.

D.	The Company has received (i) the Bank of Thailand approval in principle dated 14 March 2011 issued to the Company by the Bank of Thailand which allows the remittance of the foreign currency sum by the Company for payments of its guarantee obligations under, among others, the 2007 Notes Indentures (the “BoT Approval”) and (ii) the requisite permit under the Alien Business Act of Thailand B.E. 2542 from the Director-General of the Department of Business Development, Ministry of Commerce of Thailand dated 31 May 2011 permitting the Company to guarantee its obligations in respect of, among others, the 2007 Notes Indentures issued to the Company (the “Thai Business Permit”).

E.	Following receipt of the BoT Approval and the Thai Business Permit, the Company would like to confirm the 2007 Notes Guarantees.
In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company agrees as follows:
ARTICLE I
Reaffirmation
The Company:
a)	agrees that the 2007 Notes Guarantees are not affected and continue to be in full force and effect as provided for in the 2007 Notes Indentures and the Supplemental Indentures (including any limitations expressly set forth in the 2007 Notes Indentures or the Supplemental Indentures, as may be amended and/or modified from time to time);

b)	confirms that the Supplemental Indentures and the 2007 Notes Indentures are in full force and effect; and

c)	confirms that the 2007 Notes Guarantees are hereby ratified and reaffirmed.
ARTICLE II
Governing Law
This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, the Company has caused this Confirmation to be duly executed by its authorized signatory as of the day and year first above written.

SIG COMBIBLOC LTD.
By:	/s/ Chiara Brophy
	Name:	Chiara Brophy
	Title:	Attorney